CUSIP No. 61748W108	SCHEDULE 13D/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MORGANS HOTEL GROUP CO.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

61748W108

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies LLC

9130 W. Sunset Boulevard

Los Angeles, California 90069

(310) 789-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ronald W. Burkle

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 3,304,853 shares(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 3,304,853 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,304,853 shares (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (1)

14.	Type of Reporting Person* IN

* See Instructions

(1) Beneficial ownership of common stock of the issuer through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock, subject to an exercise cap that limits the warrant holders from exercising such warrants to the extent that doing so would result in the warrant holders and their affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  The number of shares shown as beneficially owned represents 9.9% of the issuer’s common stock based on 30,077,504 shares issued and outstanding on May 6, 2010 as increased by the corresponding number of such warrants.

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Management, LLC 30-0013506

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 3,304,853 shares(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 3,304,853 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,304,853 shares (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (1)

14.	Type of Reporting Person* OO

* See Instructions

(1) Beneficial ownership of common stock of the issuer through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock, subject to an exercise cap that limits the warrant holders from exercising such warrants to the extent that doing so would result in the warrant holders and their affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  The number of shares shown as beneficially owned represents 9.9% of the issuer’s common stock based on 30,077,504 shares issued and outstanding on May 6, 2010 as increased by the corresponding number of such warrants.

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Funds, LLC 30-0013485

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 3,304,853 shares(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 3,304,853 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,304,853 shares (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (1)

14.	Type of Reporting Person* OO

* See Instructions

(1) Beneficial ownership of common stock of the issuer through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock, subject to an exercise cap that limits the warrant holders from exercising such warrants to the extent that doing so would result in the warrant holders and their affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  The number of shares shown as beneficially owned represents 9.9% of the issuer’s common stock based on 30,077,504 shares issued and outstanding on May 6, 2010 as increased by the corresponding number of such warrants.

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, LLC 26-2119718

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 3,304,853 shares(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 3,304,853 shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,304,853 shares (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (1)

14.	Type of Reporting Person* OO

* See Instructions

(1) Beneficial ownership of common stock of the issuer through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock, subject to an exercise cap that limits the warrant holders from exercising such warrants to the extent that doing so would result in the warrant holders and their affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  The number of shares shown as beneficially owned represents 9.9% of the issuer’s common stock based on 30,077,504 shares issued and outstanding on May 6, 2010 as increased by the corresponding number of such warrants.

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, L.P. 26-2119783

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,992,319 shares(2)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 1,992,319 shares(2)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,992,319 shares (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 5.97% (2)

14.	Type of Reporting Person* PN

* See Instructions

(2) Beneficial ownership of common stock of the issuer through warrants to purchase 7,535,580 shares of the issuer’s common stock, subject to an exercise cap that limits the reporting person from exercising such warrants to the extent that doing so would result in the reporting person and its affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  The number of shares shown as beneficially owned represents 5.97% of the issuer’s common stock based on an initial amount of 30,077,504 shares of common stock issued and outstanding on May 6, 2010 as increased by the assumed pro rata exercise of the warrants held by Yucaipa American Alliance Fund II, L.P. and other warrants held by Yucaipa American Alliance (Parallel) Fund II, L.P. in an aggregate amount equal to 9.9% of the issuer’s common stock.

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance (Parallel) Fund II, L.P. 26-2119907

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,312,534 shares(3)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 1,312,534 shares (3)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,312,534 shares (3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 3.93% (3)

14.	Type of Reporting Person* PN

* See Instructions

(3) Beneficial ownership of common stock of the issuer through warrants to purchase 4,964,420 shares of the issuer’s common stock, subject to an exercise cap that limits the reporting person from exercising such warrants to the extent that doing so would result in the reporting person and its affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  The number of shares shown as beneficially owned represents 3.93% of the issuer’s common stock based on an initial amount of 30,077,504 shares of common stock issued and outstanding on May 6, 2010 as increased by the assumed pro rata exercise of the warrants held by Yucaipa American Alliance (Parallel) Fund II, L.P. and other warrants held by Yucaipa American Alliance Fund II, L.P. in an aggregate amount equal to 9.9% of the issuer’s common stock.

CUSIP No. 61748W108	SCHEDULE 13D/A

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2009, as subsequently amended by Amendment No. 1 (“Amendment No. 1”) to Schedule 13D filed with the SEC on April 26, 2010 (collectively, this “Schedule 13D”) by (i) Ronald W. Burkle, an individual, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (iii) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iv) Yucaipa American Alliance Fund II, LLC, a Delaware limited liability company (“YAAF II LLC”), (v) Yucaipa American Alliance Fund II, L.P., a Delaware limited partnership (“YAAF II”), and (vi) Yucaipa American Alliance (Parallel) Fund II, L.P., a Delaware limited partnership (“YAAF II Parallel” and, together with YAAF II, the “Investors”; and the Investors, together with Mr. Burkle, Yucaipa American, Yucaipa American Funds, and YAAF II LLC, are referred to herein as the “Reporting Persons”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co., a Delaware corporation (the “Company”).  The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 2) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

The Investor Warrants issued to the Investors on October 15, 2009 have not been amended or modified in any manner.  However, because additional shares of Common Stock have been reported as outstanding on the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, as filed on May 10, 2010, the aggregate number of shares of Common Stock that may be received upon exercise of the Investor Warrants (subject to the Exercise Cap) has increased, although the percentage of the class of Common Stock has remained constant.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended to include the following information:

On July 16, 2010 the Investors agreed to purchase $10 million aggregate principal amount of the Company’s 2.375% Senior Subordinated Convertible Notes due 2014 (the “Convertible Notes”) and purchased such Convertible Notes on July 21, 2010.  The Convertible Notes are currently not convertible into shares of Common Stock of the Company.  In order to purchase such Convertible Notes, the Investors entered into a Waiver Agreement (the “Waiver Agreement”)  with the Company as more fully described in Item 6 of Amendment No. 1.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended to delete paragraphs (a)(i) and (a)(ii) in their entirety and replace them with the following:

(a)           (i)  YAAF II is the direct beneficial owner of 1,992,319 shares of Common Stock, and YAAF II Parallel is the direct beneficial owner of 1,312,534 shares of Common Stock based upon the Exercise Cap referred to in Item 4.  These amounts assume that the rights to exercise the Investor Warrants subject thereto are allocated on a pro rata basis as between the Investors.  However, either Investor may exercise Investor Warrants for a greater amount of shares of Common Stock, provided the Investors together do not exceed the Exercise Cap.

(ii)  Based upon the 30,077,504 shares of Common Stock outstanding as of May 6, 2010, as disclosed by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, as filed on May 10, 2010, the number of shares of Common Stock directly beneficially owned by YAAF II and YAAF II Parallel represents approximately 5.97% and 3.93% of the Common Stock, respectively, and 9.9% of the Common Stock in the aggregate, in each case on a fully diluted basis based on the Exercise Cap referred to in Item 4.  These amounts and percentages assume that the right to exercise the Investor Warrants subject to the Exercise Cap are allocated on a pro rata basis as between the Investors.  However, either Investor may exercise Investor Warrants for a greater amount of shares of Common Stock, provided the Investors together do not exceed the Exercise Cap.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to include the following information:

On July 16, 2010 the Investors agreed to purchase $10 million aggregate principal amount of the Company’s Convertible Notes and purchased such Convertible Notes on July 21, 2010.  The purchase agreement is filed as Exhibit 1 to this Schedule 13D, which is incorporated herein by reference.

CUSIP No. 61748W108	SCHEDULE 13D/A

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1.

Letter Agreement, dated as of July 16, 2010, by and among the Investors, and Castle Creek Arbitrage LLC, as Investment Manager on behalf of the accounts identified on Schedule A attached to the Letter Agreement.

CUSIP No. 61748W108	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 23, 2010

RONALD W. BURKLE

By:	/s/ Ronald W. Burkle

YUCAIPA AMERICAN MANAGEMENT, LLC

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN FUNDS, LLC

By: Yucaipa American Management, LLC
Its: Managing Member

	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, LLC

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

CUSIP No. 61748W108	SCHEDULE 13D/A

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member